METALLA COMPLETES FOSTERVILLE MINE ROYALTY ACQUISITION

FOR IMMEDIATE RELEASE	TSXV: MTA
September 28, 2020	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that, further to its news release dated July 27, 2020, it has completed the previously announced acquisition of a 2.5% net smelter return royalty interest on the northern and southern portions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake") (NYSE: KL) (TSX:KL) operating Fosterville mine ("Fosterville") for total consideration of A$6.0 million, consisting of A$2.0 million in cash and the issuance of 467,730 Metalla common shares.

Fosterville is a high-grade, low cost underground gold mine in Victoria, Australia which has been in production since 2005. In 2019, Fosterville produced 619koz gold at a grade of 39.6 g/t and a cash cost of US$119/oz and AISC of US$291/oz. Kirkland Lake recently reissued its guidance for 2020 at Fosterville where it anticipates producing 590 - 610koz of gold at an operating cost of US$130-US$150/oz of gold(1).

Recent drilling in the Harrier system continued to return encouraging results, demonstrating a sustained growth opportunity down dip and in the southern extensions. New drilling returned high-grade mineralization outside of the existing mineral reserves, and also demonstrated the continuity of the Harrier structure for 400 metres down plunge while remaining open at depth with intercept of 8.1 g/t gold over 4.5 metres. High-grade intercepts from recent drilling include 20.9 g/t gold over 5.9 metres including 295 g/t gold over 0.3 metres and 22.8 g/t gold over 4.3 metres. Furthermore, drilling at depth outlined a new sulfide structure on the footwall of the Harrier Base fault called Wagtail presenting additional future targets at depth(2).

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) See Kirkland Lake news release filed on December 3, 2019 (https://s23.q4cdn.com/685814098/files/doc_news/2019/12/pr-fostervilledecember32019FINALSEDAR.pdf), Kirkland Lake news release filed on June 30, 2020 (https://s23.q4cdn.com/685814098/files/doc_news/2020/06/pr-guidance2020june302020FINALREV1.pdf). and Kirkland Lake Annual Information Form December 31, 2019 (https://d18rn0p25nwr6d.cloudfront.net/CIK-0001713443/a3dbe7a8-eef8-41ec-a55f-70a2e557ab41.pdf).

(2) See Kirkland Lake news release filed on July 30, 2020 (https://s23.q4cdn.com/685814098/files/doc_news/2020/07/30/pr-fostervilleJuly302020Finalpdf.pdf)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, Fosterville guidance and growth opportunities, future cash generation and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which are beyond the ability of Metalla to control or predict and may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking statements, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; regulatory requirements; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.